DESERT MINING, INC.
4328 Hwy. 66
Longmont, CO 80504

July 25, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Dessert Mining, Inc., Form 10-KSB
Filed April 3, 2006
File No. 000-32123

Dear Ms. Rhodes:

Desert Mining, Inc., (the “Company”), has received your comment letter dated July 11, 2006, (“comment letter”) pertaining to the above referenced Form 10-KSB for Fiscal Year Ended December 31, 2005. This letter contains the Company’s responses to the comment letter. Under cover of this letter, we are sending you one hard copy of the amended Form 10-KSB. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-KSB for the Year Ended December 31, 2005

Item 8A - Controls and Procedures. page 6

1. Please revise your disclosure to eliminate the partial definition of disclosure controls and procedures provided in the last sentence of the first paragraph of your disclosure (all of the language following the word “effective”) Alternatively, revise your disclosure to include a complete definition of disclosure controls and procedures, along with a clear conclusion regarding effectiveness with respect to each component.

Response: We have revised our Item 8A as requested.

Financial Statements

Statement of Cash Flows. page F-6

2. Please revise to present separately cash payments for the acquisition of oil and gas leases, proceeds from sales of oil and gas leases, and any gains or losses on the disposition of oil and gas interests.

Response: We have expanded the cash flows from investing activities - net purchase and sale of oil and gas leases, to include the following:

Acquisition of leases
Proceeds received from the sale of leases
Gains from sales of leases

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3. Please expand your disclosure to describe the material terms of revenue generating transactions, the accounting literature you believe to be applicable, and how each major type of revenue transaction complies with this guidance. Also, please clarify if the oil and gas leases presented on the balance sheet are held for resale or are being actively explored. To the extent that interests in oil and gas properties are sold, such transactions should be evaluated for classification under the guidance in SPAS 144 and should not be classified as revenue. We may have additional comments after reviewing your response.

Response: We have revised our note under Note 2 - Revenue Recognition as follows:

 The Company is in the business of exploring for, developing, producing and selling crude oil and natural gas. Crude oil revenue is recognized when the product is taken from the storage tanks on the lease and delivered to the purchaser. Natural gas revenues are recognized when the product is delivered into a third party pipeline downstream of the lease. Occasionally, the Company may sell specific leases and the gain or loss associated with these transactions will be shown separately from the profit or loss from normal ongoing operations.

The statement of operations has been revised to reclassify the occasional sale of leases separately from the profit or loss from ongoing operations.

Note 3 - Oil & Gas Leases. Page F-9

4. As applicable, please expand your disclosure to include all items required by paragraphs 10-34 of SFALS 69. Please ensure your disclosure is consistent with Illustrations 1-5 of Appendix A of SFAS 69.

Response: We revised our note to include a statement that all leases are undeveloped as of the date of this report. We believe that no further disclosure is required.

5. Considering the above, please cite the specific authoritative accounting literature you relied upon to capitalize land man, geological, and geophysical services. Further, please explain why you capitalize the initial costs of leases and expense the required yearly payments.

Response: Paragraph 65.100.a states that geophysical and geological costs should be expensed as they do not result in the acquisition of properties which we follow, however, when leases acquired, these costs are capitalized, including the costs outlined in our report, on a lease by lease basis. The rationale for this is based on the assumption that we need to know the likelihood of success in finding oil and gas and we need to have a reasonable range of expectations for future production and revenues so that we know how much to pay for the leases. Without this information from our team of technical experts, we could over pay for certain leases or we could miss an opportunity by undervaluing a lease. This may fall under 65.201 which provides for the capitalization of such intangible items as broker fees, recording fees, etc. See the “Practical
 Considerations” under 65.214.

 65.100 also require the carrying cost of an undeveloped lease to be expensed. Annual payments to the State and Federal governments fall into this category. They do not add value to the lease cannot be capitalized but if we fail to make the payments we will forfeit the lease.

 65.100 and 65.203 require evaluations to determine if an impairment has occurred on an undeveloped lease. One method would be to review activities on leases surrounding each of our leases. This would include looking for drilling and producing activity (or dry holes) and looking at any recent sales or acquisitions. The problem with this approach is that it is very subjective. The activity on surrounding leases may or may not be related to the same geological target that we have identified. If it is not, it is irrelevant. If it is, it may still be irrelevant as the Operator may not be aware of the information developed by our technical team. As a result, we feel this approach is too subjective and does not give reliable information. The Company feels that it is reasonable to amortize the cost of the lease over the expected life of the lease and that this is in compliance with the intent of 65.203.

Note 4 - Note Payable. Page F-10

6. We note your disclosure regarding the warrants issued in conjunction with the note payable. It appears that the note was valued at $750,000 and the warrants valued at $0. Please cite the specific authoritative literature you utilized to support your accounting treatment. In your response, please provide a narrative discussion addressing the applicability of APB 14, particularly paragraph (16), EITF 00-19 and EITF 00-27.

Response: In order to secure funding, the Company negotiated the 6% interest on the note plus the warrants. The warrants were determined to have no value based on the parameters used in the Black-Scholes modeling, part of which includes, the stocks volatility, the short term of the warrants, the redemption value of the warrants and the fair value of the interest rate given. The Company felt this was an acceptable cost for the money.

7. Please file the note payable and warrant agreements as material contract exhibits in accordance with Item 601 of Regulation S-B. Also, please revise your disclosure to disclose the fair value of the warrants and the major assumptions used to value them.

Response: We have included the note and warrant agreement as an exhibit to this amendment. Please see response #6 above regarding the valuation.

Note 5 - Capital Stock. page F-10

8. We note that the value of the securities issued in the acquisition does not appear to have been based on the quoted market price of your common stock. When securities are issued, GAAP requires the use of quoted market prices where available, without discount for illiquidity, trading restrictions or block discounts. Please revise your disclosure to clarify how you determined fair value and allocated the cost of the acquired entity in your accounting for the purchase of 44 Mag Production, Inc., and cite the authoritative literature you relied upon. In your response, consider SFAS 141, paragraphs 20 to 23 and 35 to 39.

Response: At the time of the acquisition of 44 Mag, Desert Mining stock was traded on a very limited basis, and was very volatile with most days showing no volume. The Board of

 Directors, therefore, believed a different valuation approach was needed. The acquisition provided for 2.5 million shares of Desert Mining stock or approximately 20% of our issued and outstanding shares after the acquisition. A 20% share of the fair value of our shareholders equity of $1.5 million equaled $3000,000 which was given in exchange for all the stock of 44 Mag. The Board believed it was more reasonable to value the stock given, using this method, rather than attempting to use the questionable trading value.

9. It appears that goodwill was expensed at the date of consummation. Tell us why you believe this treatment is accordance with paragraph 43 of SFAS 141 and paragraphs 18-29 of SFAS 142. Also, tell us why the charge was not classified as a component of loss from continuing operations as required by paragraph 43 of SFAS 142.

Response: The assets of 44 Mag were located in the Powder River Basin, a strategically important area of exploration for Desert Mining. The 44 Mag leases were close to or contiguous with leases already held by Desert and, when combined, would result in significant economies of scale in the development and production stages. The transaction occurred on November 16, 2004 and because our year end occurred on December 31, 2004, limited time was left to effect the economies of scale envisioned at the time of the acquisition. Goodwill must be evaluated at the end of each fiscal year and with no certainty the projects could yield producing wells and with no prospect for future income, the Board believed the proper approach was to expense it. Goodwill was not expensed at the time of consummation but rather at the end of the accounting period.

The Company acknowledges that:

1. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

DESERT MINING, INC.

/s/ Peter K. Nelson
Peter K. Nelson
President and C.F.O.